CORAL GOLD RESOURCES LTD.

Interim Consolidated Financial Statements

Nine Months Ended October 31, 2008

(unaudited)

Notice to Readers: Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company and have not been reviewed by the Company’s independent auditor.

CORAL GOLD RESOURCES LTD.
Interim Consolidated Balance Sheets
(In Canadian Dollars)
(Prepared by Management)

	October 31,	January 31,
As at:	2008	2008
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$ 1,491,583	$ 3,602,089
Advances receivable from related parties (note 9(b))	16,596	13,808
Amounts receivable and prepaid expenses	32,899	58,778

	1,541,078	3,674,675

Investment securities (note 4)	75,860	167,282
Equipment (note 5)	8,069	2,327
Mineral properties (note 6)	15,573,326	14,021,301
Reclamation deposit (note 7)	468,984	320,103

	$ 17,667,317	$ 18,185,688

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$ 72,771	$ 121,368
Advances payable to related parties (note 9(c))	35,623	36,499
Asset retirement obligation	233,594	194,361

	341,988	352,228

Future income tax liability	3,562,808	3,562,808

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (note 8)	40,301,644	40,211,705
Contributed surplus	3,417,292	3,221,663
Accumulated other comprehensive income	(42,891)	48,531
Deficit	(29,923,844)	(29,221,567)

	13,752,201	14,260,332

	$ 17,667,317	$ 18,185,688

Approved by the Directors:

“Louis Wolfin”	Director	“Gary Robertson”	Director

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD.
Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007

EXPENSES
Amortization	$ 716	$ 145	$ 1,178	$ 435
Consulting fees	60,172	7,500	180,516	26,180
Investor relations and shareholder information	21,917	41,464	146,869	106,734
Legal and accounting	26,136	25,221	53,974	358,538
Listing and filing fees	2,104	30,190	15,778	65,764
Management fees	26,250	35,550	78,750	108,240
Office and miscellaneous	19,586	17,754	54,454	39,881
Salaries and benefits	35,009	28,422	101,270	70,881
Stock-based compensation	-	267,504	90,132	295,189
Transfer agent fees	551	4,654	8,344	9,907
Travel	6,429	10,832	67,562	28,227

Loss before the following	(198,870)	(469,236)	(798,827)	(1,109,976)

Other items
Interest income	14,163	52,903	63,885	126,010
Foreign exchange gain (loss)	32,666	(25,960)	32,665	(44,350)
Recovery of advances receivable	-	-	-	3,974

Loss for the period	$ (152,041)	$ (442,293)	$ (702,277)	$ (1,024,342)

Other comprehensive income
Unrealized gain (loss) on investment securities (note 4)	(76,559)	(66,185)	(91,422)	74,812

Total comprehensive loss	$ (228,601)	$ (508,478)	$ (793,699)	$ (949,530)

Deficit, beginning of period	(29,771,803)	(28,484,431)	(29,221,567)	(27,902,382)

Deficit, end of period	$(29,923,844)	$(28,926,724)	$(29,923,844)	$(28,926,724)

Basic and diluted:
Loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	24,989,771	24,815,057	24,975,800	23,139,563

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007

OPERATING ACTIVITIES
Loss for the period	$ (152,041)	$ (442,293)	$ (702,277)	$ (1,024,342)
Adjustments for items not involving cash:
Amortization	716	145	1,178	435
Stock-based compensation	-	267,504	90,132	295,189
Fair value of options granted for consulting services	45,172	-	135,516	-

Change in non-cash working capital:
Decrease (Increase) in advances receivable	(2,487)	(4,826)	(2,788)	1,598
Decrease (Increase) in amounts receivable and prepaid expenses	31,083	21,651	25,879	22,358
Increase (Decrease) in accounts payable and accrued liabilities	(113,509)	(381,892)	(48,597)	(413,806)
Increase (Decrease) in advances payable to related parties	(1,860)	12,478	(876)	21,853
Decrease (Increase) in site restoration obligation	35,006	(1,536)	39,233	(3,013)

Cash used in operating activities	(157,922)	(528,769)	(462,600)	(1,099,728)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures incurred	(619,848)	(1,345,480)	(1,552,024)	(1,958,222)
Purchase of equipment	-	-	(6,920)	-
Decrease (Increase) in reclamation deposit	(63,427)	36,987	(148,881)	28,831

Cash used in investing activities	(683,275)	(1,308,493)	(1,707,825)	(1,929,391)

FINANCING ACTIVITIES
Issuance of shares for cash, net	-	13,794	59,920	4,286,294

Cash provided by financing activities	-	13,794	59,920	4,286,294

Net increase (decrease) in cash and cash equivalents	(841,198)	(1,823,468)	(2,110,506)	1,257,175

Cash and cash equivalents, beginning of period	2,332,781	5,626,354	3,602,089	2,545,711

Cash and cash equivalents, end of period	$ 1,491,583	$ 3,802,886	$ 1,491,583	$ 3,802,886

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

1.           Nature of Business

Coral Gold Resources Ltd. (“Coral” or the “Company”) is in the exploration stage, and is in the process of exploring its mineral property interests and has not yet determined whether they contain enough gold reserves, such that their recovery would be economically viable. The Company’s mining claims are located in the states of Nevada and California in the United States. The investment in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral properties interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. The value of the Company’s mineral properties could become impaired should its exploration activities cease or be unsuccessful, and may result in future write-downs of capitalized property carrying values.

2.           Basis of Presentation and Recent Accounting Pronouncements

a) Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with that followed in the most recent audited annual consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted and therefore these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the fiscal year ended January 31, 2008.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited interim consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the nine months ended October 31, 2008 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2009.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus Corporation. Significant inter-company accounts and transactions have been eliminated.

b) Recent Accounting Pronouncements

Financial Instruments – Disclosures and Financial Instruments – Presentation

Effective February 1, 2008, the Company adopted CICA Section 3862, Financial Instruments – Disclosure. This section requires disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. See Note 3(a) to these interim financial statements for disclosure relating to this section.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

2.           Basis of Presentation and Recent Accounting Pronouncements (continued)

b) Recent Accounting Pronouncements (continued)

Capital Disclosures

Effective February 1, 2008, the Company adopted CICA Section 1535, Capital Disclosure. This section requires the Company to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. See Note 3(b) to these interim consolidated financial statements for disclosure relating to this section.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a gong concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective February 1, 2008.

c) Future Accounting and Reporting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The CICA has also issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently assessing the impact of these new accounting standards on its financial statements.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

3.           Significant Accounting Policies

a) Financial Instruments

i) Classification and fair value of financial instruments

The Company’s cash and cash equivalents are held for trading and are measure at fair value; any gains or losses related to periodic revaluation are recorded to net income or loss. Advances receivable, interest receivable and reclamation deposit are classified as loans and receivables and are initially measured at their fair value; subsequent revaluations are recorded at their amortized cost using the effective interest rate method. Investment securities involving shares of companies are classified as available-for-sale and accounted for at fair market value. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss. Accounts payable and advances payable to related parties are classified as other liabilities and are initially measured at fair value; subsequent revaluations are recorded at their amortized cost using the effective interest rate method. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying values.

ii) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to fulfill an obligation and cause the other party to incur a financial loss. The Company’s cash and cash equivalents are exposed to credit risk. The risk is low because the Company is maintaining its cash and cash equivalents with highly rated financial institutions.

iii) Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. With having properties in the U.S. the Company is exposed to the fluctuation of foreign exchange.  A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash and cash equivalents are currently held in highly liquid short-term investments and therefore management considers the interest rate risk to be minimal.

v) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company ensures that it has sufficient capital to meet short term financial obligations after taking into account its exploration obligations and cash and cash equivalents on hand.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

3.           Significant Accounting Policies (continued)

b) Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents, receivables and current liabilities.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that objectives are met.

4.           Investment Securities

At October 31, 2008, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$ 77,117	$ (14,225)	$ 62,892
Mill Bay Ventures Inc.	518,731	41,634	(28,666)	12,968

		$ 118,751	$ (42,891)	$ 75,860

During the nine month period ended October 31, 2008, the Company recognized a $91,422 unrealized loss, included in other comprehensive income (loss), on investment securities designated as available-for-sale. Fair value was determined using quoted market prices as at October 31, 2008.

5.           Equipment

October 31, 2008	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 5,926	$ 4,080	$ 1,846
Equipment	436	303	133
Vehicles	6,920	830	6,090
	$ 13,282	$ 5,213	$ 8,069

January 31, 2008	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 5,926	$ 3,756	$ 2,170
Equipment	436	279	157
	$ 6,362	$ 4,035	$ 2,327

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

6.           Mineral Properties

The following is a summary of mineral property expenditures for the nine month period ended October 31, 2008:

Balance, beginning of year		$ 14,021,301

Robertson Property
Assays	$ 132,007
Consulting	303,559
Drilling	685,738
Field supplies and other	10,095
Lease payments	202,780
Mapping	3,782
Reclamation	128,309
Taxes, licenses & permits	85,344
Water analysis	411
Total expenditures for Robertson Property		1,552,025

Total expenditures for Norma Sass/Ruf Property		-

Balance, end of period		$ 15,573,326

7.           Reclamation Deposit

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. During the period, additional planned exploration activities in Nevada were approved by the Bureau of Land Management (the “Bureau”), thereby an additional bond of $85,454 (U.S.$76,524) was required. As at October 31, 2008, the total required reclamation deposit was $468,984 (U.S.$389,360) [2008 - $320,103 (U.S.$319,400)].

Coral Resources, Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. The bond is interest bearing and accrued on a monthly basis at a weighted average rate of 0.70%.

8.           Share Capital

(a)           Authorized                      Unlimited common shares without par value

(b)	Issued

During the year ended January 31, 2008, the Company’s share structure was amended by subdividing every one common share into three common shares. If not stated otherwise, for the current period and the comparative periods, those numbers of shares, stock options and share purchase warrants outstanding, as well as net loss per share, have been adjusted to reflect this three-for-one share split.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

8.           Share Capital (continued)

(b)	Issued (continued)

	Number of Shares	Share Capital Amount	Contributed Surplus

Balance, January 31, 2007	6,832,360	$ 36,706,478	$ 2,096,750

Stock split on a 3 for 1 basis	13,664,720	-	-
Common shares issued for cash:
Private placements	4,230,000	3,369,900	860,100
Exercise of warrants	20,691	13,794	-
Exercise of stock options	135,000	76,100	-
Fair value of stock options exercised		40,840	(40,840)
Fair value of warrants exercised	-	4,593	(4,593)
Fair value of stock options issued for consulting services	-	-	15,057
Stock-based compensation	-	-	295,189

Balance, January 31, 2008	24,882,771	$40,211,705	$3,221,663

Exercise of stock options	107,000	59,920	-
Fair value of stock options exercised	-	30,019	(30,019)
Fair value of stock options issued for consulting services	-	-	135,516
Stock-based compensation	-	-	90,132

Balance, October 31, 2008	24,989,771	$ 40,301,644	$ 3,417,292

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

8.           Share Capital (continued)

(c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the nine month period ended October 31, 2008 is as follows:

	Number of Underlying Shares	Weighted Average Exercise Price

Balance, January 31, 2008	4,230,000	$1.17
Granted	-	-
Exercised	-	-

Balance, October 31, 2008	4,230,000	$1.17

During the period, the terms of the warrants issued pursuant to a private placement announced on April 20, 2007 have been amended. The amendment extends the expiry date of the warrants from May 18, 2008 to May 18, 2009. As at October 31, 2008, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date

4,230,000	$1.17	May 18, 2009

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

8.           Share Capital (continued)

(d)	Stock Options

The Company has granted founders, directors, officers, consultants and certain employees stock options. For the nine month period ended October 31, 2008, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2008	2,823,000	$1.00
Exercised	(107,000)	$0.56
Granted	135,000	$1.00

Balance, October 31, 2008	2,851,000	$1.02

A summary of stock options outstanding and exercisable as at October 31, 2008 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yr)	Expiry Date
559,500	$0.56	1.08	December 1, 2009
40,000	$0.56	1.45	April 12, 2010
631,500	$1.17	2.12	December 12, 2010
750,000	$1.29	2.85	September 6, 2011
735,000	$1.00	3.91	September 26, 2012
100,000	$1.00	4.29	February 4, 2013
35,000	$1.00	4.50	May 1, 2013

2,851,000

During the period, 135,000 stock options were granted to consultants and employees of the Company at a price of $1.00 per share with expiry dates of February 4, 2013 and May 1, 2013.  These options vest according to the Company’s Stock Option Plan and the TSX Policy and are exercisable for a period of five years. The Company recorded a total of $90,132 for stock based compensation expense.

The fair value of these option granted have been estimated using the Black-Scholes option pricing model with the following assumptions: range of risk-free interest rate: 3.30% -3.40%; dividend yield of 0%, range of volatility factor: 100.32% - 101.03%; and expected life of 5 years.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

9.           Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements areas follows for the nine month period ended October 31, 2008:

a)
Advances receivable represent amounts due from related parties. $16,596 [$79,084 less an allowance for bad debt of $62,488; January 31, 2008 - $13,808] was due from a public company with common management and common directors.

b)
Advances payable include $17,000 [January 31, 2008 - $17,000] due to directors in regards to past directors’ fees; $15,768 [January 31, 2008 – $16,662] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $2,067 [January 31, 2008 - $2,570] to a company controlled by a director in regards to geological consulting fees; and $788 [January 31, 2008 - $267] to a company controlled by a Director in regards to expense reimbursements.

c)
For the nine month period ended October 31, 2008, consulting fees of $45,000 [2007 - $45,000] were paid to two private companies owned by Directors; consulting fees of $22,500 [2007 - $nil] were charged by a private company owned by an officer of a related company with common management; and management fees of $56,250 [2007 - $56,250] were paid to a company owned by a Director.

d)	Geological consulting fees of $28,000 [2007 - $30,900] were charged by a company owned by a director of the Company and is recorded in mineral properties.

e)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

A total of $149,533 [2007 - $118,184] was charged to operations in relation to the cost sharing agreement and recorded as general and administrative expenses.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
October 31, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

10.           Segmented Information

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues for each of the current period ending October 31, 2008. All losses for the current period and the comparative period are as a result of Canadian head office costs. Costs of U.S. operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

October 31, 2008	Canada	U.S.	Total
Current assets	$ 1,492,587	$ 48,491	$ 1,541,078
Investment securities	75,860	-	75,860
Equipment	1,979	6,090	8,069
Mineral properties	-	15,573,326	15,573,326
Reclamation deposit	-	468,984	468,984
	$ 1,570,426	$ 16,096,891	$ 17,667,317

January 31, 2008	Canada	U.S.	Total
Current assets	$ 3,642,859	$ 31,816	$ 3,674,675
Investment securities	167,282	-	167,282
Equipment	2,327	-	2,327
Mineral properties	-	14,021,301	14,021,301
Reclamation deposit	-	320,103	320,103
	$ 3,812,468	$ 14,373,220	$ 18,185,688

11.           Comparative Figures

Certain of the comparative figures for 2007 have been reclassified, where applicable, to conform to the presentation adopted for the current year.